MAIL STOP 3561

June 12, 2006

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

> **Re:** **Energy Services Acquisition Corp.**
> **Amendment 1 to Registration Statement on Form S-1**
> **File No. 333-133111**
> **Filed on May 16, 2006**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The prospectus summary states that the company will focus on acquiring an operating business in the energy services business but will consider other businesses, if an opportunity to do so is presented. See also page 32 (same). Elsewhere, however, emphasis is placed on the energy services business. See, e.g., page 30 (". . . following the offering, we intend on working with our advisors to identify persons with expertise in the energy services sector. Such individuals

it is hoped, will assist us in identifying and evaluating acquisition opportunities in the energy services sector"); page 31 (". . . we believe that the energy services sector has numerous smaller service providers, making this a desirable sector in which to consolidate businesses, in order to obtain operating efficiencies"). Please review the disclosure for consistency, to ensure that readers do not form an impression that a selected target business will unfailingly be in the energy services business.

2. We note that the prospectus does not give a clear outline of the procedures and timetable that the company will follow if it fails to consummate a business combination within the requisite 18/24-month time periods. Please revise the discussion in the business section and generally throughout the prospectus to provide information about the dissolution and liquidation of the trust account as part of the company's dissolution and liquidation. We note in this regard the statement in revised risk factor nine at page 13 of the prospectus that, "We cannot predict at this time whether we will comply with the procedures set forth in Section 280 through 282 of the Delaware General Corporation Law." This statement seems to mean that the company has not yet determined whether it will elect to comply with Section 280 or Section 281(b) of the DGCL. If so, please contrast the procedures under the two sections and the potential effect(s) upon stockholders and creditors that would ensue from the company's selection of the one or the other. Revise the prospectus throughout to refer, where appropriate, to the framework provided by Section 280 and, in the alternative, Section 281(b). As part of the discussion, please address, among other things:

    - how the costs for any dissolution, liquidation and winding up will be paid;
    - how the Board will proceed if the company's stockholders does not approve its resolution that the company should be dissolved, see Section 275 of the DGCL;
    - the implications of the Investment Company Act of 1940 if the stockholders do not approve dissolution;
    - the effects of valid creditor claims upon distributions from the trust account;
    - the effect upon the funds held in the trust account if the company is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it and is not dismissed;
    - stockholders' potential liability to claims by third parties against the company in the event of distributions received by stockholders in a dissolution; and
    - the insiders' undertakings to indemnify the company against any third party claims to the extent necessary to ensure that the amount in the trust fund is not reduced by such claims. See Exhibit 10.1, Form of Letter Agreement.

3. Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $57,900,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Energy Services Acquisition Corporation. We may have further comment.

Registration Statement Cover Page

4. Rule 416 may not cover the adjustments contemplated by the warrants, and an "indeterminate number of shares" cannot be registered. Please revise the footnote language to clarify what Rule 416 covers or delete the reference.

Prospectus Summary

5. We note the disclosure that management intends to utilize its contacts and sources to identify potential target acquisition candidates. Disclose whether these contacts and sources have commenced any activities in searching for a target business and whether they are aware of any specific targets.

6. Please explain the statement that the initial shareholders have agreed to vote the shares of common stock owned before this offering, as well as any shares of common stock acquired in connection with or following this offering or the private placement, with the majority of the vote by common stock holders. Please explain the reference to the private placement since it consists solely of warrants that are not exercisable until after the business combination. Also, explain section three of the warrant placement agreement.

7. We reissue prior comment 12 of our letter dated May 9, 2006. We note the reference to the contacts and sources that the management team has. Please explain whether any of your sources or contacts has taken any affirmative steps to search for or locate a target business or whether they have had any contacts, preliminary or otherwise, from potential target businesses. Clarify whether

management or any of its affiliates, has been contacted by any potential target businesses.

8. We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment.

9. We note that the private placement warrants are not placed in the escrow account. Please explain the basis for this and when these warrants may be resold.

10. Clarify the specific limited exceptions to the transferability of the shares in escrow. Remove the reference to "certain" exceptions, as that term is unclear to investors.

Risk Factors, page 10

10. Clarify in risk factor three the current base amount that investors may receive. Also, discuss the impact the up to $1.2 million that may be taken from interest will have on the amount public shareholders may receive upon liquidation and dissolution.

11. Since the company is not limited to the energy services sector, it would appear that risk factor six is not relevant. Also, revise disclosure related to the energy services sector in risk factor 11.

12. Clarify how the liquidation of the trust will occur in relation to the dissolution of the company. Also, revise the disclosure throughout the prospectus to include the effect that Section 281(b) will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. Discuss in greater detail the risks to investors of creditor and bankruptcy claims. Revise disclosure throughout the prospectus. We may have further comment.

13. Please file a validly executed exhibit 10.1.

14. Explain the last sentence of risk factor 13 that converting shareholders, in the event of a business combination, may receive a lower conversion price.

15. The prospectus states in risk factor thirteen at page 15 that, "We sought to confirm that Mr. Reynolds has sufficient funds to satisfy his obligations by reviewing his ownership in other public and private companies, and based on such review, we believe that Mr. Reynolds has access to sources of liquidity in the event he is required to satisfy those obligations." This statement seems to imply that Mr. Reynolds' "sources of liquidity" are his investments in other companies, i.e., non-cash assets. Please clarify.

16. There is an apparent internal conflict in risk factor sixteen at page 16. The prospectus states, on the one hand, that the role of the company's key personnel in the target business cannot now be ascertained. It states, on the other hand, that, "The current intent of all of our directors and officers is to remain associated with us following the completion of an acquisition." The company "anticipate[s] that current management will continue to serve as directors or consultants after any acquisition . . . ." Please revise the caption and discussion to focus upon management's current intention.

17. Please add disclosure in risk factor sixteen, and in the business and conflicts of interest sections, concerning the circumstances under which management will continue to serve as directors or consultants following a business combination. We note that the prospectus states at page 44 that the company may enter into employment or consulting agreements with the current officers and directors following the completion of a business transaction; but "[s]uch arrangements are not expected to be a term of any business combination agreement." Risk factor sixteen also states that the compensation of the company's directors and officers will be reevaluated following an acquisition of a target business. "Any change in compensation will be made in accordance with customary industry practices of the target business acquired." It appears, however, that management would have to negotiate compensation as part of the transaction if a business combination were structured in such a way that the stockholders of the target company would control the combined company following the transaction. Please explain why the company does not anticipate such a situation. Discuss the potential conflicts of interest.

18. Please explain the reference to a "<u>partial</u> loss to investors' initial investment" in risk factor twenty-two.

19. We reissue prior comment 24 of our letter dated May 9, 2006. The subheading to risk factor 19 continues to state that "some of our officers and directors <u>are currently</u>, and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us." Please reconcile with the disclosure in risk factor 22 that none of your officers and directors have been affiliated with a company formed with a business purpose similar to yours.

20. We reissue prior comment 28 of our letter dated May 9, 2006. Please revise risk factor 24 to disclose the number of companies that are currently in the registration process. It appears that this information is relevant to the number of similar companies that will be competing for target businesses.

21. We note the disclosure in risk factor 27 that you may enter into a business transaction with an affiliate of your officers, directors, or initial shareholders. Clearly state all affiliated businesses that may be considered as a business combination. Disclose whether your officers, directors or initial shareholders are aware of any business opportunities, even if no action has been taken by the company in furtherance of such opportunity. Please explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? Lastly, revise to clarify that this could result in conflicts of interest, rather than the current disclosure, which indicates it may only result in the appearance of a conflict of interest.

Forward Looking Statements, page 21

22. We reissue prior comment 31 of our letter dated May 9, 2006. Section 27A of the Securities Act, the Safe Harbor for Forward-Looking Statements, does not apply to your company since you are not a reporting company and since the forward looking statement is being made in connection with an offering of securities by a blank check company. See Section 27A(a)(1), (b)(1)(B) and (b)(2)(D). In addition, we continue to note the statement that "we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise." Please explain the basis for this statement in light of the undertakings required by Item 512 of Regulation S-K.

Use of Proceeds, page 22

23. We reissue prior comment 37 of our letter dated May 9, 2006. We note the statement that the use of proceeds, as stated in the table on page 23, are estimates only and the actual expenditures may differ substantially from these amounts. Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

24. We reissue prior comment 38 of our letter dated May 9, 2006. Please revise to clarify if the lock-up payment is limited to any specific line item of working capital.

25. We reissue prior comment 40 of our letter dated May 9, 2006. Please reconcile the disclosure in footnote four to the table, indicating that Mr. Reynolds will loan the company $150,000, which will be repaid from working capital (which is entirely from proceeds on the trust). This appears inconsistent with the disclosure on page 24 that the advances will be repaid from the proceeds of this offering. If there are two separate loans, please clearly disclose.

26. Please explain how you determined that the $1.2 million from interest on the trust will be sufficient to maintain the company for the next 18 to possibly 24 months.

Proposed Business, page 30

27. Please discuss in greater detail the significant experience of management. Also, explain why management believes that this experience gives the company a competitive advantage in the evaluation of a target company's "strategic initiatives and long-term operating plans."

28. Given the fact that the company is not limited to the energy services sector, please remove the first paragraph on page 31.

29. In discussing the factors that will be considered in selecting a target business, discuss whether you will focus on underperforming or distressed companies. Please make clear to investors any specific criteria that will be considered in selecting a target business.

Limited ability to evaluate the target business' management, page 34

30. The prospectus states that, "While it is possible that one or more of our directors will remain associated in some capacity with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination." Please reconcile this disclosure with the previous statements concerning management's intention to remain with the combined company.

Shares eligible for future sale, page 50

31. Please clearly state the impact the Ken Worm letter has on the private transactions rather than the current disclosure regarding how they would be treated under Rule 144 if the Ken Worm letter did not apply. Please note that the Ken Worm letter views these individuals as underwriters and thus regardless of whether at some future point they are no longer affiliates, the position taken in the Ken Worm letter would continue to apply. Please revise the disclosure accordingly.

Financial Statements
Note 2. Proposed Public Offering, page F-8

32. In response to prior comment 57, you state the volatility of 52.1% is "based on the volatility of a basket of 16 publicly traded companies…" Please clarify whether the estimated volatility of 52.1% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

33. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for

volatility in your income statement given the requirement to mark the warrants to fair value each period.

Part II
Recent Sales of Unregistered Securities

34. Please disclose the amount of warrants to be purchased by each individual.

Undertakings

35. Please provide the undertakings required by Item 512(a)(4) and Item 512(g) of Regulation S-B.

Exhibits

36. Please file exhibit 10.7 in its entirety. We note the header Section 2.2 Piggyback Registration.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Alan Schick, Esq.
        Fax: (202) 362-2902